[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[London Office]

+44 207 453 1073

March 26, 2007

Capital Product Partners L.P.
Registration Statement on Form F-1 (File No. 333-141422)

Dear Ms. Yuna Peng:

On behalf of Capital Product Partners L.P. (the “Company”), we enclose six copies of the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 as filed today with the Securities and Exchange Commission (the “Commission”).  For the Staff’s convenience, six marked copies of Amendment No. 1 (the “Amended Registration Statement”) are also enclosed.  A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 1 reflects certain revisions of the registration statement filed publicly with the Commission on March 19, 2007 (the “Registration Statement”), in response to the letter dated March 23, 2007, to the Company from the Staff (the “Comment Letter”).  The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the marked copy of the Amended Registration Statement.

General

1.                                       We reissue comment 1 of our letter dated March 15, 2007.  Please identify Capital Maritime as an underwriter on the cover of the prospectus and in the Underwriting section.  Disclosure indicating that Capital Maritime “may be deemed to be” an underwriter is not sufficient.

The Company has amended the cover of the prospectus and the Underwriting section in response to the Staff’s comment.  See the cover page and page 189 of the Amended Registration Statement.

Underwriting

2.                                       We note that 10% or more of the net proceeds of the offering may be paid to members or affiliates of members of NASD.  If this is a result of Capital Maritime using offering proceeds to pay down loans from certain of the underwriters or their affiliates, please revise the Use of Proceeds section in both the summary section and on page 46 to explain this and to name the affiliates to whom the proceeds will be paid.  Make corresponding changes to this section, as well.  If this section was revised for some other reason, please advise.

In response to the Staff’s comment, the Company has added disclosure to “Summary—The Offering” and “Use of Proceeds” to explain that a portion of the net proceeds received by Capital Maritime & Trading Corp. in the offering will be used to repay indebtedness outstanding to Fortis Bank, an affiliate of Fortis Securities LLC.  Please see pages 11 and 46 of the Amended Registration Statement.

The Company has also amended the discussion under “Underwriting—NASD Regulations” and “Underwriting—Other Relationships” appearing on pages 190 and 193 of the Amended Registration Statement in order to supplement and clarify what portion of the net proceeds received by Capital Maritime & Trading Corp. in the offering will be used to repay indebtedness outstanding to Fortis Bank.

Exhibit 8.1 - Tax Opinion

3.                                       While we note your response to comment 3 of our letter dated March 15, 2007, it does not appear that you made corresponding changes to your tax opinion.  Revise accordingly or advise.

In response to the Staff’s comment, the tax opinion filed as Exhibit 8.1 to the Registration Statement has been revised.  See Exhibit 8.1 to Amendment No. 1.

If you have any questions, please contact Greg Shaw in London at +44-20-7453-1010, fax +44-20-7860-1150 (email: gshaw@cravath.com) or me at +44-20-7453-1073, fax +44-20-7860-1150 (email: swittmann@cravath.com).

Thank you for your kind attention to this matter.

Very truly yours,

/s/ Sandra C. Wittmann
Sandra C. Wittmann

Ms. Yuna Peng

Office of Structured Finance Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Encls.

BY HAND

Copy by e-mail w/ attachments to:

Mr. Ioannis E. Lazaridis

Chief Financial Officer
 i.lazaridis@capitalmaritime.com

Mr. Jack Azose

Partner

Deloitte & Touche, LLP

jazose@deloitte.com